                      SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington,  D.C.  20549

                                 SCHEDULE  13D
                                (Rule  13d-101)

            INFORMATION  TO  BE  INCLUDED  IN  STATEMENTS  FILED  PURSUANT
           TO  RULE  13d-1(a)  AND  AMENDMENTS  THERETO  FILED  PURSUANT  TO
                                 RULE  13d-2(a)

                                Amendment  No. 1

                                   ARGEN CORP.
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                               (Name  of  Issuer)

                        Common  Stock,  par  value  $0.0001
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                         (Title  of  Class  of  Securities)

                                     N/A
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                                 (CUSIP  Number)

                          William Tay
                          1422 Chestnut Street, Suite 410
                          Philadelphia, PA 19102
                          (215) 893-3662
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                 (Name,  Address  and  Telephone  Number  of  Person
               Authorized  to  Receive  Notices  and  Communications)

                                  March 5, 2002
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             (Date  of  Event  which  Requires  Filing  of  This  Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following  box  [_].

          Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including all exhibits. See Rule 13d-7(b)
     for  other  parties  to  whom  copies  are  to  be  sent.

                         (Continued  on  following  pages)
                              (Page  1  of 3  Pages)

(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this form with respect to the subject class of securities,  and for any subsequent amendment containing  information which would  alter  disclosures  provided  in  a  prior  cover  page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

CUSIP  No.  N/A                         13D                   Page  2 of 3 Pages

________________________________________________________________________________
1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

     Dotcom Internet Ventures Ltd.

_______________________________________________________________________________
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC  USE  ONLY

________________________________________________________________________________
4    SOURCE  OF  FUNDS*

________________________________________________________________________________
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     United  States
________________________________________________________________________________
7    SOLE  VOTING  POWER

     200,000
_____________________________________________________________
8    SHARED  VOTING  POWER

     0
_________________________________________________________________
9    SOLE  DISPOSITIVE  POWER

     200,000
________________________________________________________________
10   SHARED  DISPOSITIVE  POWER

     0
________________________________________________________________________________
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

     200,000
________________________________________________________________________________
12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

     4.0%
________________________________________________________________________________
14   TYPE  OF  REPORTING  PERSON*

     CO
________________________________________________________________________________
                     *SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP  No.  N/A                         13D                   Page  2 of 3 Pages

________________________________________________________________________________
Item  4.  Purpose  of  Transaction.

Dotcom Internet Ventures Ltd. no longer has any affiliation with the Issuer.
Dotcom Internet Ventures Ltd. is owned by William Tay.
________________________________________________________________________________
Item  5.  Interest  in  Securities  of  the  Issuer.

(a)  There are presently 5,000,000 shares of Argen Corporation common stock issued and outstanding.  Dotcom Internet Ventures Ltd. has disposed of 4,600,000 shares of such securities. As stated in Item 4 above, William Tay owns 100% of
Dotcom Internet Ventures Ltd.

(c)  On March 5, 2002, Dotcom Internet Ventures Ltd. disposed of 4,600,000 shares for aggregate consideration of $50,000, in a private transaction.

(e)  Dotcom Internet Ventures Ltd. ceased to be the beneficial owner of 5% or more of the common stock of the Issuer on March 5, 2002. William Tay is the controlling shareholder and director of Dotcom Internet Ventures Ltd. and may be deemed to be the beneficial owner of the common stock held by it.

CUSIP  No.  N/A                        13D                   Page  3 of 3 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 March 6, 2002
                                        ----------------------------------------
                                                         (Date)

                                                 Dotcom Internet Ventures Ltd.

                                            /s/  William Tay
                                        ----------------------------------------
                                                       (Signature)

                                                 William Tay, President
                                        ----------------------------------------
                                                       (Name/Title)